Exhibit (d)(27)

INVESTMENT MANAGEMENT

FEE REDUCTION AGREEMENT

INVESTMENT MANAGEMENT FEE REDUCTION AGREEMENT, effective as of May 1, 2017, by and between Ivy Investment Management Company (“IICO”) and Ivy Variable Insurance Portfolios (the “Trust”), a Delaware statutory trust, on behalf of its series designated Ivy Advantus VIP Real Estate Securities (the “Fund”).

WHEREAS, the Trust is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-ended management investment company; and

WHEREAS, the Trust and IICO are parties to an Investment Management Agreement dated as of July 29, 2016 (“Management Agreement”) on behalf of each of its series, including the Fund, pursuant to which IICO provides investment management and/or investment advisory services to the Fund for compensation based on the net asset values of the Fund (“management fee”); and

WHEREAS, the Trust and IICO have determined that it is appropriate and in the best interests of the Fund and its shareholders to maintain the expenses of the Fund at a level below the level to which the Fund may normally be subject;

NOW THEREFORE, the parties hereto agree as follows:

1.	Investment Management Fee Waiver.

IICO agrees to reduce the management fee paid by the Fund by an annual rate of 0.09% of average net assets.

2.	Termination.

2.1 Termination. This Agreement shall terminate with respect to the Fund upon termination of the Fund’s Investment Management Agreement, or April 30, 2018, whichever comes first.

3.	Miscellaneous.

3.1 Captions. The captions of this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof.

3.2 Interpretation. Nothing contained herein shall be deemed to require the Trust or the Fund to take any action contrary to the Trust’s Declaration of Trust or Bylaws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Board of Trustees of the Trust of its responsibility for and control of the conduct of the affairs of the Trust or the Fund.

3.3 Definitions. Any question of interpretation of any term or provision of this Agreement, including, but not limited to, the business management and investment advisory fees, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Investment Management Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to the Investment Management Agreement or the 1940 Act.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers on April 4, 2017.

IVY VARIABLE INSURANCE PORTFOLIOS, on behalf of
IVY ADVANTUS VIP REAL ESTATE SECURITIES

By:	/s/ Wendy J. Hills
Wendy J. Hills, Vice President

IVY INVESTMENT MANAGEMENT COMPANY

By:	/s/ Philip J. Sanders
Philip J. Sanders, President